

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

August 2, 2011

<u>Via E-mail</u>
George Wung
Chief Financial Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China

> **Re: China Yida**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2011**
> **and Documents Incorporated by Reference**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-34567**

Dear Mr. Wung:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Business, page 1</u>

1. Please disclose the shortened versions of all of the companies' names in your organizational chart so that chart serves as a more meaningful reference for the narrative disclosure.

2. Explain the business, tax and regulatory purpose of the Hong Kong and Cayman Island entities.

3. Disclose whether any entity other than Fujian Jintai Tourism Developments Co., Ltd. is a wholly foreign owned entity (WFOE). If Fujian Jintai Tourism is the only WFOE, explain why the other wholly-owned subsidiaries of Hong Kong Yi Tat International Limited are not WFOEs. For each WFOE, supplementally provide its business license and an English translation of the license.

Our Variable Interest Entity Agreements, page 4

4. Disclose the percentage of revenues in your consolidated financial statements that are derived from Fujian Jiaoguang.

5. Describe the material terms of the contractual arrangements governing your relationship with Fijian Jiaoguang. Such disclosure should describe, among other things, the terms pursuant to which you can acquire equity interests or assets of Fujian Jiaoguang, management's current expectation regarding when you will exercise such rights, and any restrictions on those rights. In addition, confirm that the pledge agreements were duly created and are effective (including duly registered in the relevant local branch of SAIC in accordance with the PRC Property Rights Law).

6. Identify the shareholders of Fujian Jiaoguang and disclose any relationship these persons have with your officers or directors. Disclose whether they have any equity ownership in your company. Please address whether you have created any incentives (financial, contractual or otherwise), to encourage them to act in the best interests of your company and to renew the contractual arrangements that provide you with effective control over Fujian Jiaoguang. Disclose whether they may have a conflict of interest with your company or its shareholders.

7. We note your statement that "the U.S. holding corporation can obtain the same benefits and risks with this contractual structure as it would with a direct equity ownership." Please revise your disclosure to note the ways in which the U.S. holding corporation contractual structure is not as effective as direct equity ownership of Fujian Jiaoguang. For example, address the potential failure of your VIE and its shareholders to perform their obligations under your contractual arrangements and your ability to enforce the contractual arrangements that give you effective control. Supplementally provide the legal opinion you reference.

Our Products, Services and Customers, page 4

FETV, page 4

8. You disclose that FETV covers approximately 92% of the population of Fujian province. Please clarify whether your reference to coverage is to the broadcasting area for the FETV television signal. Also clarify whether substantially all of the population in the broadcasting area has televisions. Lastly, in future filings,

please update your television channel ranking and disclose how many television channels there are in the FETV broadcasting area.

9. We note that Phase I of this contract ends on July 31, 2013, and that you will be subject to a full performance review at the end of the term. Please provide the material terms of this performance review. In addition, include a risk factor addressing the risk that this contract might not be renewed.

10. Discuss the extent to which you have been able to sell the available advertising time on FETV.

Railway Media, page 4

11. Disclose which entity has entered into the agreement with China's Railway Media Center.

Tourism, page 5

12. Please consolidate the description of your tourist destinations on pages five and six with the descriptions starting on page seven. Reconcile any inconsistent statements. For example, on page five you indicate that you entered into an agreement with the Zhangshu Municipal Government for the development of Yang-sheng Paradise on April 18, 2010, whereas on page eight you indicate that such agreement was entered into on April 22, 2010. We note your statement on page seven that the total "planned investment" of Yunding Park is $740 million. However, on page five you indicate that you plan to invest a total of $70 million to build the facilities at this location. These are just examples.

The Great Golden Lake, page 5

13. Disclose the entrance ticket fees that you charge.

14. Disclose the portion of revenue you receive pursuant to the revenue sharing agreement with Taining government.

Media and Related Operations, page 6

15. Expand your disclosure to explain the terms of any "strategic partnerships" you have entered into with other content providers whereby you share and promote each other's advertising client base to one another.

16. Please provide us with third party support for your statement at the bottom of page 6 that, "Our Railway Media on China's high-speed railway network railroad system currently covers approximately 200 million people a year."

FETV, page 7

17. Please revise your reference to Fujian Jiaoguang as your "subsidiary" to reflect the fact that it is a variable interest entity, or VIE.

18. It appears that your original management agreement with Fujian Education TV Station was entered into by your VIE, while the new agreement entered into in August 2010 was entered into by one of your wholly owned subsidiaries. Please disclose why a different entity entered into the new agreement. Also explain how this arrangement does not contravene PRC prohibitions on foreign entities directly owning businesses in the media industry. Include a risk factor addressing the risks associated with these regulatory restrictions.

Industry and Competitive Factors, page 9

19. Please provide more specific disclosure regarding your competitive business conditions. Provide separate discussions for your two business segments – tourism and advertising – and identify any material competitors.

Compliance with Environmental Law

20. Please discuss how the Environmental Protection Law applies to your operations and your development of national parks and other tourist destinations.

21. Please revise to discuss all material regulations that apply to your company and your PRC subsidiaries and VIE, including the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises. Also discuss regulations specific to your business segments in the PRC. In your discussions, disclose how the regulations impact how you conduct your business. Also disclose whether you are in compliance with each regulation. Disclose all instances where you are not in compliance and discuss the fines or other penalties to which you may be subject.

Risk Factors, page 10

22. Several of your risk factors are too general and could apply to any company or any industry. See, for example, the first three risk factors on page 10. See also the risk factor "A slowdown or other adverse developments in the Chinese Economy…" on page 17 that discusses the impact of the risk on the demand for precision steel products, which does not appear to relate to your business at all. Please revise your risk factors to clearly explain how each risk applies to your industries, the company, or an investment in your company. As a preliminary matter, we suggest that you provide separate risk factors discussing the risks applicable to each of your business segments.

23. Please include a risk factor regarding any termination provisions in your tourism development and revenue sharing agreements. Explain what will happen at the end of the term of each such agreement. Your revised disclosure should also address your lack of ownership and land use rights with respect to these projects.

24. Include a risk factor addressing the PRC regulations requiring your subsidiaries and VIE to set aside at least 10% of their annual after-tax profits based on PRC accounting standards each year to their general reserve funds until the aggregate amount of such reserves reaches 50% of their respective registered capital. To the extent any entity has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

<u>A failure to expand our media operations…, page 11</u>

25. Please expand this risk factor to identify the existing government regulations on media content and specify how they restrict your current and anticipated operations.

<u>We may never pay any dividends to shareholders, page 12</u>

26. Please revise this risk factor and heading to highlight that the company is a holding company that is dependent on receiving dividends or other distributions from its operating subsidiaries and VIE, all of which are located in the PRC. Discuss that there are significant restrictions on dividends and distributions from the PRC companies as well as restrictions on the exchange of Renminbi for other currencies. Disclose the amount of dividends or other distributions the company has received from its PRC subsidiaries and VIE in the last two fiscal years.

<u>Management exercises significant control over matters requiring shareholder approval…, page 12</u>

27. Expand this risk factor to note that Mr. Minhua and Ms. Yanling are married. In addition, address any conflicts of interest they may have with the company.

<u>We may incur significant costs to ensure compliance with United States Corporate Governance…, page 12</u>

28. Quantify the "significant costs" you anticipate incurring to comply with the corporate governance requirements.

<u>If we fail to maintain an effective system of internal control over financial reporting…, page 12</u>

29. Revise this risk factor to address BDO Li Xin Da Hua's concerns regarding your internal control over financial reporting during its period of engagement as your

auditor. Also, please update the risk factor to indicate that you are currently required to include management's report and your auditor's attestation report beginning with the Form 10-K for the fiscal year ended December 31, 2010 (as opposed to your statement which states that you "will be required" to do this as of December 31, 2010).

We have a contractual relationship with Fujian Jiaoguang Media…, page 13

30. Revise this risk factor to disclose the portion of 2010 revenues attributable to this entity. In addition, clearly disclose that if you are unable to maintain effective control of this entity, you would not be able to continue to consolidate the VIE's financial results with your financial results.

31. Include as a separate risk factor the potential failure of your VIE and its shareholders to perform their obligations under your contractual arrangements to provide specific disclosure of the impact on the company and shareholders of this risk. Describe how the interests of these shareholders may diverge from yours.

32. Include a separate risk factor addressing the term and termination provisions of the relevant contractual arrangements. Include additional analysis regarding why these contractual arrangements may not be as effective in providing you with control as direct ownership would be. For example, address how direct ownership would allow you to exercise rights as a shareholder to effect change in the board of directors of the company.

If the Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency…, page 13

33. Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you should have obtained approvals prior to your 2007 merger transaction.

34. In the description of the M&A Rules and your compliance with it in the regulatory section of your Form 10-K, please disclose why you believe that MOFCOM and CSRC approvals were not required for your reverse merger transaction in November 2007 or for the listing and trading of your securities. In particular, discuss why you believe that you "are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals."

35. Delete your reference to "this offering" in the second paragraph of this risk factor and in all other portions of the document, such as in the risk factor "Fluctuations in exchange rates could harm our business and the value of our securities" on page 14.

Exchange Controls that exist in the PRC may limit our ability to utilize our cash flow effectively…, page 15

36. We note your disclosure that Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority. Please disclose the business scope of your subsidiaries and VIE.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents…, page 16

37. Revise this to indicate whether, to your knowledge, your PRC resident shareholders have made the required SAFE registrations.

"Failure to comply with the U.S. Foreign Corrupt Practices Act…, page 17

38. Please address any current or historic experiences you have had with non-compliance with FCPA or Chinese anti-corruption laws.

Properties, page 20

39. Revise your disclosure to clarify when and at what price you are entitled to obtain ownership of the 790 acres of land identified herein. Disclose the material terms of the land use rights you expect to receive with respect to 1,236 acres of land. Clarify when you will obtain such rights and when such rights will expire. We note that you indicate you had only obtained land use rights for 32 acres by the end of 2010.

40. Please explain your references to obtaining ownership to land for your tourist destinations. In particular, clarify how you would be permitted to own land in the PRC.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 22

41. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, please expand your MD&A to discuss whether you expect advertising to continue to be the primary component of your revenues. We note that most of the new projects you announced in 2010 were based on tourism. Address the significant amount of construction you anticipate in 2012 and its anticipated impact on your financial results. Address the extent to which your advertising and tourist businesses are seasonal. Address in more detail the anticipated long

term impact, if any, of the flooding that occurred at the Great Golden Lake Resort. Also discuss the extent to which flooding occurs on a regular basis in the region of the Great Golden Lake Resort or any of your other current and proposed tourist destinations. These are just examples.

42. Please provide an overview section that discusses key drivers of each segment of your business. For each business segment, also discuss how you generate revenues and the components of your expenses. Discuss how you are able to obtain and maintain the high gross profit margins in each business segment.

Liquidity and Capital Resources, page 25

43. We note your statement on page 26 that you believe that your working capital and credit facilities should be adequate to sustain your operations "at the current level for the next twelve months." Please provide a more detailed discussion of your ability to meet your long-term liquidity needs, particularly in light of your expansion plans and commitments regarding new tourist destinations. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

44. We note your risk factor disclosures on pages 15 and 16 and your disclosures in Note 2.q. on page F-13 regarding certain PRC rules and regulations. Please disclose the nature of each restriction and/or limitation and amount related to your ability to fund your operations and expand your business.

Capital Expenditures, page 27

45. We note your statement that the total estimated remaining contract costs to complete your announced tourist destinations is approximately $9.4M. However, in Note 15 to your financial statements you detail more than $18M of estimated contract costs to be paid by the end of 2011. Please revise your disclosure to clearly state in tabular form the required and anticipated payments, contributions or other financial obligations for 2011 with respect to each tourism destination.

Item 18. Financial Statements and Supplementary Data, page 31

Note 18. Business Segments, page F-24

46. We note that you have various businesses within the advertisement and tourism reportable segments. Please tell us why each business is not considered a reportable segment under ASC 280. Include in your response references to the appropriate literature.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure, page 32

47. You disclose that "BDO Li Xiu Da Hua identified that the Company lacks a good system of internal controls, such as inadequate documentation for certain transactions and lack of competent and well trained personnel to furnish US GAAP issued reporting documents to be filed." Based on this disclosure, please tell us how you were able to conclude that your disclosure controls and procedures were effective and you maintained effective internal control over financial reporting.

48. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

   a. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

   b. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

   c. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

   d. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

   e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

f. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

h. Per page 10 of your definitive proxy statement, we note that Michael Marks is your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Exhibits

49. Please file all required exhibits, including your articles of incorporation, bylaws, and all material agreements. See Item 15(b) of Form 10-K and Item 601 of Regulation S-K. Example of material agreements include, but are not limited to, the following:

- The agreements governing your relationship with your VIE, Fujian Jiaoguang;
- The Fujian Education Television Channel Project Management Agreement, dated August 1, 2010, with Fujian Education Media Limited Company;
- The six-year exclusive agreement with China's Railway Media Center entered into in February 2009 to create "Journey through China on the Train;"
- The tourism management revenue sharing agreement with Taining government entered into in 2001 to operate and manage the Great Golden Lake destination from 2001 through 2032;
- The Tourist Destination Cooperative Development Agreement with Yongtai County Government entered into in November 2008 and effective until 2048 to develop Yunding Park;
- The Tourist Resources Development Agreement with Hua'an County Government entered into in December 2008 and effective until 2048 to develop the Hua'an Tulou tourist destinations;
- The Emperor Ming Taizu Cultural and Ecological Resort and Tourist Project Finance Agreement entered into on April 15, 2010 with Anhui Province Bengbu Municipal Government pursuant to which you formed a limited liability company with Anhui Xingguang to construct and develop Ming Dynasty Entertainment World;
- The China Yang-sheng (Nourishing Life) Tourism Project Finance Agreement entered into in April 2010 with Jiangxi Province Zhangshu Municipal Government to construct and develop China Yang-sheng (Nourishing Life) Paradise;
- The agreement entered into on June 1, 2010 with Jianxi Province People's Government of Fenyi County to develop "The City of Caves;"
- Your material lease agreements;
- Agreements giving you land use rights;
- Your loan agreements.

Definitive Proxy Statement, as amended May 16, 2011, incorporated by reference into Part III of the Form 10-K

Election of Directors, page 4

50. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the company's business and structure, for the company at the time that the filing was made. See Item 401(e) of Regulation S-K.

51. On page 14, you list Ms. Yanling Fan as your Chief Operating Officer; however, you do not include this position in the biography of Ms. Fan on page 5. Please disclose all positions held by Ms. Fan and the date that she became your Chief Operating Officer.

Compensation of Directors, page 13

52. You state in the third paragraph in this subsection that, "[w]e do not currently compensate our other directors;" however, you disclose amounts in the director compensation table for Ms. Ying [sic], Mr. Huang and Mr. Marks under the column "Fees Earned or Paid in Cash". Please reconcile this disclosure and explain what the amounts in the director compensation table represent.

53. Furthermore, you disclose in footnote 2 to the beneficial ownership table on page 17 that Mr. Marks was granted at least 60,000 options in June 2009 and March 2011. Please discuss these stock option grants. Also disclose in a footnote to the director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director. See the Instruction to Item 402(r)(2)(iii) and (iv).

Retirement, Post-Termination and Change in Control, page 14

54. Revise your disclosure to define the term "change of control." See Item 402(j) of Regulation S-K.

Executive Officers, page 14

55. With respect to Messrs. Zhang and Lin, please disclose their business experience during the past five years. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 15

56. Please identify each related party and explain how they are related. For example, you disclose that the company paid rental expenses to Xin Hengji Holding Company Limited, "a related party." Please identify the party to whom Xin

Hengji Holding Company is related and explain how it is related. As another example, identify the shareholder to whom Xinhengji XHJ is related.

Television Contract, page 15

57. Please explain in more detail how the television contract operated. Disclose the amounts paid and the revenues received by the company and XHJ in each fiscal year. Also identify the television station. File the agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 17

58. Please include every officer and director in the beneficial ownership table. In this regard, we note that you did not include in the table two directors, Ms. Lin and Mr. Huang, and your financial controller, Mr. Lin.

Summary of Executive Compensation, page 18

59. Please explain the reasons for the monthly bonus received by Mr. Chen and Ms. Fan beginning in September 2010.

Summary Compensation Table, page 18

60. You disclose in footnote 2 to the beneficial ownership table on page 17 that Messrs. Wung and Zhang were granted options in January 2010. Please include in the summary compensation table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K and the Instructions to Item 402(n)(2)(v) and (n)(2)(vi). Also discuss these stock option grants in the narrative disclosure to the summary compensation table. See Item 402(o)(4) of Regulation S-K.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2.b. Basis of presentation, page 5

61. If true, disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: <u>Via e-mail</u>
       Mr. Yongxi Lin